

November 21, 2014

Via E-mail
Mr. David E. Berger
Executive Vice President and Chief Financial Officer
Information Services Group, Inc.
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

      **Re: Information Services Group, Inc.
           Form 10-K for the Year Ended December 31, 2013
           Filed March 7, 2014
           File No. 1-33287
           Form 10-Q for the Quarterly Period Ended June 30, 2014
           Filed August 11, 2014
           File No. 1-33287**

Dear Mr. Berger:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Daniel L. Gordon

              Daniel L. Gordon
              Senior Assistant Chief Accountant